

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 28, 2006

Mr. Robert D. Hardy
Senior Vice President and Chief Financial Officer
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042

> **RE:** **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Form 10-Q for the Quarter ended March 31, 2006**
> **File No. 0-26025**

Dear Mr. Hardy:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 38

Property, Plant and Equipment, Net, page 38

2. It is unclear how material depletion is to your pre-tax income. If so, in future filings please provide a transparent disclosure showing how you have calculated your depletion, including the following information:

   - Total depletion for each period;
   - Total units of production;
   - Total units in estimated proven reserves.

   You should reconcile your units of production and reserves to the disclosures in Item 2 - Properties. In order for us to assess this expense, please supplementally provide this information in your response. Any changes in assumptions, and or proven reserves should be discussed in MD&A, as applicable to an understanding of your operations.

Segments Information, page 41

3. You disclosed that you aggregate your ready-mix concrete and concrete related products as one reportable segment. We assume that your concrete related products aggregate the following operating segments; Pre-cast concrete, Building Materials, Aggregates, and Concrete Masonry. Please identify for us your operating segments and provide us with the revenues and gross margins of each of the operating segments for each year presented. Please also address the aggregation criteria in paragraph 17 of SFAS 131.

Form 10-Q for the quarter ended March 31, 2006

4. Please address the comments above in your interim filings as well.

Condensed Consolidated Statements of Operations, page 2

5. It appears that you excluded a gain of $460,000 on the sale of property plant and equipment from operating income in the first quarter of 2006. Please tell us how you determined that it was appropriate to exclude this gain from your operating income given the guidance of paragraph 45 of SFAS 144.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant